Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 19, 2022

VIA EDGAR TRANSMISSION

Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Browning:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 28, 2022 and November 29, 2022, with respect to the Registration Statement and the Trust’s proposed new series, the Pinnacle Focused Equity ETF (the “Fund”). Please note that the Trust’s name was recently changed from “Tidal ETF Trust II” to “Tidal Trust II.”

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

GENERAL

1.	Please provide your responses to the Staff as soon as possible, but in no event less than five days before the Fund’s 485(b) filing. Please supplementally provide the Staff with a marked copy of the Prospectus and SAI.

Response: The Trust confirms the foregoing.

2.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

3.	Does the Fund’s index provider have a licensing agreement with the Trust? If so, the Staff believes that agreement would be a material contract, which should be filed as an exhibit to the Fund’s registration statement. Please see Form N-1A Item 28(h).

Response: No. Rather, the Fund’s index provider has a licensing agreement with the Fund’s Sub-Adviser. Since the Trust is not a party to that agreement, it has not been filed as an exhibit to the Fund’s registration statement.

4.	The Staff’s notes the statement that the Fund’s Index is based on a proprietary model owned by Pinnacle Family Advisors, LLC (the “Sub-Adviser”), the Fund’s sub-adviser. Please clarify to the Staff supplementally, the statement that EQM Indexes LLC (“Index Provider”) and Solactive AG (the “Calculation Agent”) are not affiliated with the Sub-Adviser.

a.	Please supplementally identify to the Staff any related contractual agreements between the Sub-Adviser, Index Provider, and Calculation Agent with respect to the operations of the Index, including but not limited to the calculation functions and/or governing any payment/fees arrangements or any fee exchanged by or among such parties with respect thereto.

b.	If any such arrangements exist, please advise the Staff whether they give rise to any conflicts of interest? For example, could the Index’s use of the Sub-Adviser’s proprietary model place emphasis on certain investments to the benefit of the Sub-Adviser and the detriment of the Fund?

c.	If so, did the Board give any consideration to those conflicts of interest, or any aspect of such an arrangement that was not to the benefit of the Fund?

d.	Consider whether any of these agreements should be filed as exhibits to the Fund’s registration statement pursuant to Item 28(h) of Form N-1A.

Response: As an initial matter, the Trust notes that the Prospectus will be revised to indicate that the Fund will be actively managed. As a result, the Fund’s investment objective has been changed. That is, the Fund will seek long term capital appreciation. The Fund will not seek to track the Index. Rather, the Index will be a by-product of the Sub-Adviser’s investment strategy. The Sub-Adviser will continue to cause the index to be maintained. The composition of the Index will be a reflection of the stocks identified through application of the Sub-Adviser’s stock selection model as supplemented by the risk overlay represented by the Market Risk Algorithms

The Trust confirms that the Sub-Adviser is not an affiliate of either the Index Provider or the Calculation Agent.

a.	The Trust informs the Staff that there is an index development agreement in place between the Sub-Adviser and the Index Provider. Pursuant to that agreement, the Index Provider developed and backtested the Index. On an ongoing basis, the Index Provider will provide Index administration services, such as rebalancing and coordination with the Calculation Agent. The Index Provider will also create and update marketing collateral and the Index methodology guidelines. For its services, the Index Provider is entitled to the greater of a fixed fee amount or a variable amount based on the Fund’s aggregate net asset level.

In addition, the Trust informs the Staff that the Sub-Adviser and the Calculation Agent are parties to an Agreement on Index Calculation. Pursuant to that agreement, inter alia, the Calculation Agent is obligated to “calculate, maintain and disseminate” the Index. For its services, the Calculation Agent is entitled to fixed fees.

b.	The Sub-Adviser has informed the Trust that it has determined that the foregoing arrangements do not give rise to any material conflicts of interest. The Sub-Adviser notes that the Index is focused on the equity securities of 1,000 largest market cap companies, U.S. Treasury securities, and liquid, bond ETFs for which no party receives any additional compensation. The very nature of the top 30 Stock Selection Model is such that decisions as to which stocks satisfy the requisite criteria is quantitively determined, and not subject to manipulation.

c.	The Board did consider the possibility of conflicts of interest resulting from the arrangements and determined that each of the Index Provider, Calculation Agent, and the Sub-Adviser have policies and procedures in place to address such conflicts. In addition, the Board considered that since the Index was a reflection of the Fund’s portfolio, and not a determinant of the composition of the Fund’s portfolio, any potential conflict was presented by the Adviser’s application of its Top 30 Stock Selection Model, discussed above.

d.	As the Trust is not a party to either of the foregoing agreements, it has been determined that inclusion of such agreements as exhibits to the Fund’s registration statement would not be appropriate.

5.	Rule 35d-1 (the “Names Rule”) requires, inter alia, that a Fund focusing on a particular type of investment must have a corresponding 80% investment policy. The term “equity” in the Fund’s name falls within the Names Rule requirements. Given that the Index’s components may, from time to time, reflect 50% in non-equity securities, it would appear that the Fund’s name is inconsistent with requirements of the Names Rule. Please add an 80% policy with respect to equities to comply with the Names Rule, revise the Fund’s name, or explain how the Fund’s strategy is consistent with Names Rule requirements. The Staff is aware of the term “Focused” in the Fund’s name, which the Staff believes does not resolve the foregoing naming issue.

Response: The Trust appreciates the Staff’s position and has determined to revise the Fund’s name to the “Pinnacle Focused Opportunities ETF.”

6.	With respect to the word “Focused” in the Fund’s name, briefly explain the meaning of the term in the Item 4 disclosures.

Response: The Trust notes that the term “focused” relates to the concentrated nature of the Fund’s portfolio. That is, the Fund includes only 30 equities at any given time, therefore the Fund’s portfolio reflects a relatively concentrated or “focused” portfolio of equities.

7.	The Prospectus notes that the Index is “comprised of the largest 1,000 U.S. equity securities. .. . .” However, there is also reference to a $30 million market capitalization requirement and there is risk disclosure regarding small- and mid-capitalization companies. Please clarify the Index’s cap range along with attendant risk disclosures.

Response: The Prospectus has been revised to reflect the Fund’s market capitalization range and the attendant risk disclosures have been revised accordingly.

8.	Using plain English principals, please clarify the meaning of the phrase a “stock’s rate of speed.”

Response: The foregoing phrase has been re-written to clarify its meaning. In particular, the relevant phrase reads as follows: “Relative Strength – The model measures the stock’s rate of change (velocity) and the magnitude of stock’s recent price changes compared to its peers in the initial universe over the last 200-day period.”

9.	With respect to the Index’s First Market Risk Algorithm, please describe in the text the three separate measurements. Please re-write the footnote to the table using plain English principals.

Response: The Prospectus has been revised to clarify that the Algorithm makes three separate measurements – each measurement compares the relative strength of a cash-like investment versus a different broad-based index. The aforementioned footnote has been rewritten using plain English principals.

10.	With respect to the Index’s Second Market Risk Algorithm, please clarify what the terms “pre-set levels,” “positive,” and “negative” mean in context. Please clarify how the terms interconnect using plain English principals. In addition, the phrase “specific technical attributes” is too broad and vague – please clarify.

Response: The Prospectus has been revised to clarify the terms “positive” an “negative.” The references to “pre-set levels” have been eliminated. In addition, the Prospectus has been further clarified to note that the phrase “specific technical attributes” references the measurements noted in the subsequent sentence (e.g., rate of change, relative strength, and moving averages of the three indices over various periods (e.g., 30, 60, and 90 days)).

11.	Please explain to the Staff the purpose of the “excluded securities” section. If this disclosure describes non-principal strategies, move the disclosure to the Statement of Additional Information. If the disclosure is for some other purpose, consider where it would be appropriately located. Please see Items 4, Item 9, and Item 16 of Form N-1A.

Response: The Trust notes that the excluded securities section is part of the Index’s methodology description. In any case, since the Fund is actively managed, the Trust has determined to move the description to Item 9.

12.	Consider whether the “replication” strategy disclosure is accurate and consistent with the preceding disclosures. Please revise or advise.

Response: Since the Fund is actively managed the discussion regarding a “replication” strategy has been removed.

13.	With respect to the use of “representative sampling” please clarify in plain English the phrase “practical difficulties,” and, if applicable, add appropriate risk disclosures.

Response: Since the Fund is actively managed, the discussion regarding representative sampling has been removed.

14.	Please confirm whether the Fund’s principal investment strategies will use a 20% basket (i.e., investments outside of the Index). If so, please describe (with specificity) what will comprise this basket of securities and include attendant risk disclosures. Please see Items 4 and 9 of Form N-1A.

Response: The Trust has determined that the Fund will not use such a 20% basket as part of its principal investment strategy. The reference has therefore been removed from the Prospectus.

PRINCIPAL RISKS

15.	With respect to Other Investment Companies Risk, please ensure that the Principal Investment Strategies disclosures include corresponding descriptive language. Please identify in Item 4 the types of investment companies in which the Fund may use for principal investment strategies. Please see Items 4 and 9 of Form N-1A.

Response: The Trust has reviewed the principal investment strategy disclosures and confirms that it includes appropriate descriptive language. In particular, the principal investment strategies references potential investments in “bond index ETFs” in two locations.

16.	If the Fund has made a determination that it will be subject to any specific sector risks, please revise the disclosure accordingly. If not, state supplementally to the Staff that specific sector risks have not been identified.

Response: The Sub-Adviser has determined that the Fund will not be subject to any specific sector risks.

17.	If the Fund will have a policy of investing 80% in equity securities, please revise the Fund’s risk disclosures accordingly.

Response: The Trust notes that the Fund’s 80% policy has been revised to exclude a reference to equity securities.

18.	If the Fund will be managed using representative sampling, please add management risk disclosure.

Response: Since the Fund is actively managed, the Trust has added management risk disclosure to the Prospectus.

19.	With respect to Underlying Index Risk, please clarify the references to “data providers” and “other applicable parties.”

Response: Since the Fund is actively managed, the Underlying Index Risk disclosures have been removed.

20.	Given the current inflationary environment and the Federal Reserve’s response to it, please consider the need for additional risk disclosure addressing the impacts that inflation and interest rate increases may have on the Fund’s investments and strategies.

Response: The Trust respectfully notes that such disclosure was already included under the Interest Rate Risk disclosures.

PERFORMANCE

21.	Please supplementally inform the Staff of the Fund’s broad-based benchmark.

Response: The Trust hereby informs the Staff that the Fund’s benchmark will be the Russell 1000 Index.

ADDITIONAL INFORMATION ABOUT THE FUND

22.	Please consider whether the Item 9 disclosures unnecessarily repeat Item 4 disclosures. In particular, Form N-1A provides that the principal investment strategies and risks, required by Item 4 in the Summary Section, should be based on the information given in response to Item 9 of the Form, and should be a summary of that information. To the extent any Item 9 disclosure reflects that of a principal investment strategy, please revise Item 4 accordingly. Please see IM Guidance Update (June 2014; No. 2014-08).

Response: The Prospectus has been revised to seek to avoid unnecessary repetition of Item 9 disclosures in Item 4.

STATEMENT OF ADDITIONAL INFORMATION

23.	With respect to the description of rejection of creation unit orders, the Staff objects to the phrase “including without limitation” because it appears to provide the Trust an absolute right to reject orders. Please revise to another phrase - the Staff would not object to the phrase “legally permissible.”

Response: The Trust confirms the description will be revised accordingly.

24.	The Federal Income tax disclosure contains a reference to “certain derivatives.” Please either delete the reference or supplementally explain what the reference is appropriate.

Response: The Trust confirms that the reference has been deleted.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

Appendix A

Pinnacle Focused Equity ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.02%
Total Annual Fund Operating Expenses	0.81%

(1)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$83	$259